Exhibit 99.1

SINA Reports Fourth Quarter and Fiscal Year 2016 Financial Results

SHANGHAI, China—February 22, 2017—SINA Corporation (the “Company” or “SINA”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2016.

Fourth Quarter 2016 Highlights

•          Net revenues increased 22% year over year to $313.4 million. Non-GAAP net revenues increased 23% year over year to $310.8 million.

•          Advertising revenues increased 21% year over year to $269.6 million.

•          Non-advertising revenues increased 33% year over year to $43.9 million. Non-GAAP non-advertising revenues were $41.3 million.

•          Income from operations was $24.7 million. Non-GAAP income from operations increased 102% year over year to $82.1 million. Non-GAAP operating margin was 26%, up from 16% for the same period last year.

•          Net income attributable to SINA was $19.9 million, or $0.27 diluted net income per share attributable to SINA. Non-GAAP net income attributable to SINA was $48.2 million, or $0.63 non-GAAP diluted net income per share attributable to SINA.

•          Weibo’s monthly active users (“MAUs”) in December 2016 grew 33% year over year to 313 million, 90% of which were mobile users. Average daily active users (“DAUs”) in December 2016 grew 30% year over year to 139 million.

Fiscal Year 2016 Highlights

•          Net revenues increased 17% year over year to $1,030.9 million. Non-GAAP net revenues increased 17% year over year to $1,020.5 million, exceeding the Company’s annual guidance between $950 million and $1 billion.

•          Advertising revenues increased 17% year over year to $871.2 million.

•          Non-advertising revenues increased 16% year over year to $159.7 million. Non-GAAP non-advertising revenues were $149.3 million.

•          Income from operations was $73.3 million, compared to $12.2 million of last year.  Non-GAAP income from operations increased 191% to $178.7 million. Non-GAAP operating margin was 18%, up from 7% in 2015.

•          Net income attributable to SINA was $225.1 million, or $3.01 diluted net income per share attributable to SINA. Non-GAAP net income attributable to SINA was $109.1 million, or $1.44 non-GAAP diluted net income per share attributable to SINA.

“We closed a great year of 2016 with another strong quarter. Our full year revenue exceeded $1 billion, representing an important milestone for the group.” said Charles Chao, Chairman and CEO of SINA. “Weibo user growth continued its healthy pace and reached 313 million MAUs in December 2016. Weibo demonstrated its social platform value by reinforcing content ecosystem with strong network effect and building a more connected, informed and engaging social community in China Internet space. Leveraging platform effect, Weibo’s monetization capability and efficiency has further improved with non-GAAP operating margin reaching 35% in the fourth quarter of 2016.” said Mr. Chao.

“On the portal side, SINA has fully implemented its mobile strategy, with mobile traffic from SINA News Application growing significantly in the past twelve months.” Mr. Chao added. “Heading into 2017, we will continue to focus on mobile strategy to further expand mobile user base and increase user time spent as well as elevate mobile monetization capability to facilitate our portal business return to a growth trajectory.” Mr. Chao concluded.

Fourth Quarter 2016 Financial Results

For the fourth quarter of 2016, SINA reported net revenues of $313.4 million, compared to $256.2 million for the same period last year. Non-GAAP net revenues for the fourth quarter of 2016 totaled $310.8 million, compared to $253.6 million for the same period last year.

Online advertising revenues for the fourth quarter of 2016 were $269.6 million, compared to $223.2 million for the same period last year. The year-over-year growth in online advertising revenues resulted from an increase of $58.2 million in Weibo advertising revenues, partially offset by a decrease of $11.8 million of portal advertising revenues.

Non-advertising revenues for the fourth quarter of 2016 were $43.9 million, compared to $33.0 million for the same period last year. The year-over-year growth in non-advertising revenues was mainly due to an increase of $5.5 million in portal non-advertising revenues and an increase of $5.4 million in Weibo value added services revenues. Non-GAAP non-advertising revenues for the fourth quarter of 2016 were $41.3 million, compared to $30.4 million for the same period last year.

Gross margin for the fourth quarter of 2016 was 70%, up from 65% for the same period last year. Advertising gross margin for the fourth quarter of 2016 was 72%, up from 65% for the same period last year. The increasing proportion of advertising revenue contributed by SME customers in both portal and Weibo business is the key driver of a higher gross margin for our advertising business. Non-advertising gross margin for the fourth quarter of 2016 was 57%, down from 66% for the same period last year. The decrease in non-advertising gross margin was primarily due to increasing proportion of portal non-advertising revenues, which contributed lower gross margin.

Operating expenses for the fourth quarter of 2016 totaled $194.2 million, compared to $137.5 million for the same period last year. The increase was mainly resulted from a $40.2 million goodwill and acquired intangibles impairment charge we recorded for certain business line. Non-GAAP operating expenses for the fourth quarter of 2016 totaled $136.2 million, compared to $125.0 million for the same period last year.

Income from operations for the fourth quarter of 2016 was $24.7 million, compared to $29.6 million for the same period last year. Non-GAAP income from operations for the fourth quarter of 2016 grew 102% to $82.1 million. Non-GAAP operating margin was 26%, up from 16% for the same period last year. The significant improvement in non-GAAP income from operations and operation margin attributes to the operational leverage and margin expansion achieved by Weibo.

Non-operating income for the fourth quarter of 2016 was $28.8 million, compared to a non-operating loss of $2.1 million for the same period last year. Non-operating income for the fourth quarter 2016 mainly included (i) a $48.6 million net gain on sale of and impairment on investments, which is excluded under non-GAAP measures; (ii) a $25.8 million loss in the fair value change of the Company’s option liability related to E-House, which is excluded under non-GAAP measures.

Net income attributable to SINA for the fourth quarter of 2016 was $19.9 million, compared to $14.6 million for the same period last year. Diluted net income per share attributable to SINA for the fourth quarter of 2016 was $0.27, compared to $0.21 for the same period last year. Non-GAAP net income attributable to SINA for the fourth quarter of 2016 was $48.2 million, compared to $24.8 million for the same period last year. Non-GAAP diluted net income per share attributable to SINA for the fourth quarter of 2016 was $0.63, compared to $0.35 for the same period last year.

As of December 31, 2016, SINA’s cash, cash equivalents and short-term investments totaled $1.8 billion, compared to $2.2 billion as of December 31, 2015. The decrease in cash, cash equivalents, and short term investments was mainly due to a principal repayment of $646.9 million upon the put option exercised by the holders of convertible senior note, partially offset by the operating cash inflow and proceeds generated from disposal of certain investments in 2016. For the fourth quarter of 2016, net cash provided by operating activities was $92.7 million, capital expenditures totaled $21.5 million, and depreciation and amortization expenses amounted to $7.6 million.

Fiscal Year 2016 Financial Results

For fiscal year 2016, SINA reported net revenues of $1,030.9 million, compared to $880.7 million in 2015. Non-GAAP net revenues for 2016 totaled $1,020.5 million, compared to $870.2 million in 2015.

Online advertising revenues in 2016 were $871.2 million, compared to $743.2 million in 2015. The year-over-year growth in online advertising revenues resulted from an increase of $164.7 million in Weibo advertising revenues, partially offset by a decline of $36.7 million of portal advertising revenues.

Non-advertising revenues in 2016 were $159.7 million, compared to $137.4 million in 2015. The year-over-year growth in non-advertising revenues was attributable to an increase of $13.0 million in portal non-advertising revenues and an increase of $9.3 million in Weibo value added services revenues. Non-GAAP non-advertising revenues in 2016 were $149.3 million, compared to $127.0 million in 2015.

Gross margin in 2016 was 66%, up from 62% in 2015. Advertising gross margin in 2016 was 67%, up from 62% in 2015. Non-advertising gross margin in 2016 was 58%, compared to 60% in 2015. Non-GAAP gross margin in 2016 was 66%, up from 62% in 2015. Non-GAAP advertising gross margin in 2016 was 68%, up from 63% in 2015. Non-GAAP non-advertising gross margin in 2016 was 55%, compared to 57% in 2015.

Operating expenses in 2016 totaled $603.0 million, compared to $533.1 million in 2015. The increase was mainly resulted from a $40.2 million goodwill and acquired intangibles impairment charge we recorded for certain business line. Non-GAAP operating expenses in 2016 totaled $494.8 million, compared to $478.6 million in 2015.

Income from operations in 2016 was $73.3 million, compared to $12.2 million in 2015. Operating margin in 2016 was 7%, up from 1% in 2015. Non-GAAP income from operations in 2016 was $178.7 million, compared to $61.5 million in 2015. Non-GAAP operating margin was 18%, up from 7% in 2015.

Non-operating income in 2016 was $231.3 million, compared to $33.9 million in 2015. Non-operating income in 2016 mainly included (i) a $245.3 million net gain on sale of and impairment on investments, which is excluded under non-GAAP measures; (ii) a $28.5 million loss on change in fair value of the Company’s option liability related to E-House, which is excluded under non-GAAP measures; and (iii) a $26.2 million interest and other income. Non-operating income in 2015 mainly included (i) a $22.4 million interest and other income; and (ii) an $11.3 million net gain on sale of and impairment on investments, which is excluded under non-GAAP measures.

Net income attributable to SINA in 2016 was $225.1 million, compared to $25.7 million in 2015. Diluted net income per share attributable to SINA in 2016 was $3.01, compared to $0.40 in 2015. Non-GAAP net income attributable to SINA in 2016 was $109.1 million, compared to $56.2 million in 2015. Non-GAAP diluted net income per share attributable to SINA in 2016 was $1.44, compared to $0.89 for 2015.

For the fiscal year of 2016, net cash provided by operating activities was $443.6 million, capital expenditures totaled $36.7 million, and depreciation and amortization expenses amounted to $28.5 million.

Other Developments

Repayment of Convertible Senior Notes

In November 2013, SINA issued $800 million principal amount of 5-year convertible senior notes. Based on terms of the indenture, on December 1, 2016, portion of the convertible notes holders exercised their put option right to require us to redeem their notes at a price equal to the principal amount of the notes that they hold plus accrued and unpaid interest to the redemption date. We paid approximately $646.9 million of the convertible note principle amount to repurchase such notes.  Following the partial repayment of the debt, the remaining $153.1 million of convertible senior notes were outstanding on December 31, 2016, which has a maturity date of December 1, 2018.

Disposal of Shares in E-House Holdings Ltd. and Investment in Leju Holdings Limited

Pursuant to a shareholders agreement dated August 12, 2016 by and among SINA, E-House Holdings Ltd. (“Parent”) and certain other shareholders of E-House, Parent exercised an option right in December 2016 to repurchase all of the equity interest SINA held. As a result, we disposed of our beneficial ownership in E-House on December 30, 2016 for a combination of 40,651,187 ordinary shares of Leju Holdings Limited (“Leju”), representing 30% of the then total outstanding ordinary shares of Leju, and approximately $129 million cash consideration. Immediately following the disposal, we became a principal shareholder of Leju, holding approximately 31.1% of the total outstanding ordinary shares of Leju, and recorded the investment under equity-method accounting.

Business Outlook

For the year 2017, SINA estimates that its non-GAAP net revenues are between RMB 9 billion and RMB 10 billion, or US$ 1.30 billion and US$ 1.44 billion assume US dollar and RMB exchange rate of 6.9448, which was the closing rate on December 31, 2016. Such revenue forecast excludes the recognition of $10.4 million in deferred license revenues from Leju, a subsidiary of E-House. This forecast reflects SINA’s current and preliminary view, which is subject to change.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP net revenues, non-GAAP non-advertising revenues, non-GAAP advertising and non-advertising gross margin, non-GAAP operating expenses, non-GAAP income (loss) from operations, non-GAAP net income (loss) attributable to SINA and non-GAAP diluted net income (loss) per share attributable to SINA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP. The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

The Company’s non-GAAP financial measures exclude recognition of deferred revenues in relation to the equity investment in E-House, stock-based compensation, amortization of intangible assets, adjustment for non-GAAP to GAAP reconciling items on the share of equity method investments, gain/loss on sale of investment/business, deemed disposal and impairment on investment, impairment on goodwill and acquired intangibles, change in fair value in option liability, amortization of convertible debt issuance cost, income tax effects of above non-GAAP to GAAP reconciling items and adjustments for non-GAAP to GAAP reconciling items for the income (loss) attributable to non-controlling interests. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies. Management compensates for these limitations by also considering the Company’s financial results prepared in accordance with U.S. GAAP. Reconciliations of the Company’s non-GAAP measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

Conference Call

SINA will host a conference call from 9:10 p.m. — 9:50 p.m. Eastern Time on February 22, 2017 (or 10:10 a.m. — 10:50 a.m. Beijing Time on February 23, 2017) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://corp.sina.com.cn. The conference call can be accessed as follows:

US:	+1 845 675 0438
Hong Kong:	+852 3018 6776
China:	400 120 0654
International:	+65 6713 5440
Passcode for all regions:	72564850

A replay of the conference call will be available through morning Eastern Time March 2, 2017. The dial-in number is +61 2 9003 4211. The passcode for the replay is 72564850.

About SINA

We are a leading online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA.cn (mobile portal), SINA Mobile Apps and Weibo.com (social media) enables Internet users to access professional media and user generated content in multi-media formats from personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA.cn and SINA Mobile Apps provide news information, professional and entertainment content from SINA.com customized for mobile users in WAP (mobile browser) and mobile application format. Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. Based on an open platform architecture, Weibo allows users to create and post feeds and attach multi-media content, as well as access a wide range of organically and third-party developed applications, such as online games.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to failure to meet internal or external expectations of future performance given the rapidly evolving markets; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and MVAS products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such as Alibaba; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s annual report on Form 20-F for the year ended December 31, 2015 and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: 8610-5898 3336

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended			Year ended
	December 31,		September 30,	December 31,
	2016	2015	2016	2016	2015
Net revenues:
Advertising	$269,556	$223,159	$233,633	$871,187	$743,229
Non-advertising	43,868	33,031	41,242	159,749	137,440
	313,424	256,190	274,875	1,030,936	880,669
Cost of revenues *:
Advertising	75,578	77,787	71,194	288,044	280,455
Non-advertising	18,980	11,267	19,133	66,652	54,925
	94,558	89,054	90,327	354,696	335,380
Gross profit	218,866	167,136	184,548	676,240	545,289

Operating expenses:
Sales and marketing *	74,295	62,851	64,176	247,068	230,428
Product development *	54,538	51,953	55,674	216,228	209,771
General and administrative *	25,166	22,745	28,366	99,474	92,868
Goodwill and acquired intangibles impairment	40,194	—	—	40,194	—
	194,193	137,549	148,216	602,964	533,067
Income from operations	24,673	29,587	36,332	73,276	12,222

Non-operating income (loss):
Earning (Loss) from equity method investments, net	(546)	(798)	5,534	(11,766)	218
Gain on sale of investments/business and impairment on investments, net	48,603	(5,570)	133,505	245,260	11,311
Fair value change in option liability	(25,803)	—	(2,653)	(28,456)	—
Interest and other income, net	6,594	4,262	6,703	26,213	22,392
	28,848	(2,106)	143,089	231,251	33,921

Income before income taxes	53,521	27,481	179,421	304,527	46,143
Income tax expenses	(5,438)	(5,627)	(19,050)	(27,219)	(10,420)

Net income	48,083	21,854	160,371	277,308	35,723
Less: Net income attributable to non-controlling interests	28,161	7,301	13,853	52,221	10,045

Net income attributable to SINA	$19,922	$14,553	$146,518	$225,087	$25,678

Basic net income per share attributable to SINA	$0.28	$0.22	$2.08	$3.20	$0.43
Diluted net income per share attributable to SINA **	$0.27	$0.21	$1.90	$3.01	$0.40

Shares used in computing basic net income per share attributable to SINA	70,981	65,272	70,420	70,301	60,237
Shares used in computing diluted net income per share attributable to SINA	72,299	65,927	78,303	77,511	60,648

* Stock-based compensation in each category:
Cost of revenues - advertising	$2,021	$1,141	$2,380	$7,742	$5,272
Sales and marketing	4,559	2,456	4,791	15,496	10,793
Product development	5,018	3,371	7,261	20,793	14,234
General and administrative	7,868	5,881	7,853	29,797	25,840

**             Net income attributable to SINA is adjusted for diluted shares issued by our subsidiary and equity method investments.

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	December 31,	December 31,
	2016	2015
Assets
Current assets:
Cash and cash equivalents	$1,407,625	$763,439
Short-term investments	389,440	1,446,414
Restricted cash	241,306	140,652
Accounts receivable, net	210,328	228,732
Prepaid expenses and other current assets *	407,373	135,416
Subtotal	2,656,072	2,714,653

Property and equipment, net	241,680	47,495
Goodwill and intangible assets, net	12,108	61,954
Long-term investments	1,318,207	1,212,640
Other assets	56,807	320,205
Total assets	$4,284,874	$4,356,947

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable **	$108,381	$81,351
Amount due to customers	241,306	140,652
Accrued liabilities **	452,751	265,490
Short-term loan	33,152	—
Convertible debt *	—	795,108
Deferred revenues	95,566	79,528
Income taxes payable	40,127	16,426
Subtotal	971,283	1,378,555

Convertible debt *	153,092	—
Long-term deferred revenues	65,188	76,003
Other long-term liabilities	4,332	25,721
Total liabilities	1,193,895	1,480,279

Shareholders’ equity
SINA shareholders’ equity	2,679,590	2,565,272
Non-controlling interests	411,389	311,396
Total shareholders’ equity	3,090,979	2,876,668

Total liabilities and shareholders’ equity	$4,284,874	$4,356,947

* Effectively January 2016, ASU 2015-3 issued by FASB requires entities to present the issuance costs of debt in the balance sheet as a direct deduction from the related debt rather than assets. Accordingly, the Company retrospectively reclassified $4.9 million of issuance cost of debt from prepaid expenses and other current assets into convertible debt as of December 31, 2015. On December 1, 2016, the Company repurchased $646.9 million principle amount of convertible debt upon the exercise of put option by the debt holders and the remaining $153.1 million of convertible debts were outstanding at December 31, 2016, which has a maturity date of December 1, 2018.

** Commencing on January 1, 2016, in order to enhance comparability with industry peers, payables that have been invoiced or formally agreed with the suppliers were recorded in accounts payable. To conform to current period presentations, the relevant amounts in prior periods have been reclassified from accrued liabilities accordingly. Such reclassification amounted to $77.8 million as of  December 31, 2015.

SINA CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended			Year ended
	December 31,		September 30,	December 31,
	2016	2015	2016	2016	2015

Net revenues
Portal:
Portal Advertising	$81,820	$93,632	$79,855	$304,090	$340,814
Other	18,990	13,533	21,058	74,931	61,964
Subtotal	100,810	107,165	100,913	379,021	402,778

Weibo:
Advertising and marketing	187,870	129,527	156,693	570,982	402,415
Weibo VAS	24,878	19,498	20,184	84,818	75,476
Subtotal	212,748	149,025	176,877	655,800	477,891

Elimination	(134)	—	(2,915)	(3,885)	—
	$313,424	$256,190	$274,875	$1,030,936	$880,669

Cost of revenues
Portal:
Portal Advertising	$31,315	$40,601	$32,540	$136,196	$157,862
Other	13,864	6,348	13,458	47,555	35,558
Subtotal	45,179	46,949	45,998	183,751	193,420

Weibo	49,454	42,105	44,494	171,231	141,960

Elimination	(75)	—	(165)	(286)	—
	$94,558	$89,054	$90,327	$354,696	$335,380

Gross margin
Portal	55%	56%	54%	52%	52%
Weibo	77%	72%	75%	74%	70%
	70%	65%	67%	66%	62%

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	December 31, 2016				December 31, 2015				September 30, 2016
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$269,556			$269,556	$223,159			$223,159	$233,633			$233,633
Non-advertising revenues	43,868	(2,609	)(a)	41,259	33,031	(2,609	)(a)	30,422	41,242	(2,609	)(a)	38,633
Net revenues	$313,424	$(2,609)		$310,815	$256,190	$(2,609)		$253,581	$274,875	$(2,609)		$272,266

		(2,609	)(a)			(2,609	)(a)			(2,609	)(a)
		2,021	(b)			1,141	(b)			2,380	(b)
Gross profit	$218,866	$(588)		$218,278	$167,136	$(1,468)		$165,668	$184,548	$(229)		$184,319

		(17,445	)(b)
		(399	)(c)			(11,708	)(b)			(19,905	)(b)
		(40,194	)(d)			(873	)(c)			(457	)(c)
Operating expenses	$194,193	$(58,038)		$136,155	$137,549	$(12,581)		$124,968	$148,216	$(20,362)		$127,854

		(2,609	)(a)
		19,466	(b)			(2,609	)(a)			(2,609	)(a)
		399	(c)			12,849	(b)			22,285	(b)
		40,194	(d)			873	(c)			457	(c)
Income from operations	$24,673	$57,450		$82,123	$29,587	$11,113		$40,700	$36,332	$20,133		$56,465

		(2,609	)(a)
		19,466	(b)							(2,609	)(a)
		399	(c)			(2,609	)(a)			22,285	(b)
		40,194	(d)			12,849	(b)			457	(c)
		3,243	(e)			873	(c)			2,032	(e)
		(48,603	)(f)			(719	)(e)			(133,505	)(f)
		25,803	(g)			5,570	(f)			2,653	(g)
		(9,302	)(h)			(6,592	)(h)			(10,650	)(h)
		699	(i)			1,089	(i)			1,398	(i)
		(964	)(j)			(202	)(j)			15,133	(j)
Net income attributable to SINA	$19,922	$28,326		$48,248	$14,553	$10,259		$24,812	$146,518	$(102,806)		$43,712

Diluted net income per share attributable to SINA *	$0.27			$0.63	$0.21			$0.35	$1.90			$0.56
Shares used in computing diluted net income per share attributable to SINA	72,299	5,022	(k)	77,321	65,927	6,468	(k)	72,395	78,303	—		78,303

Gross margin - advertising	72%	1%		73%	65%	1%		66%	70%	1%		71%
Gross margin - non-advertising	57%	-3%		54%	66%	-3%		63%	54%	-4%		50%

	Year ended
	December 31, 2016				December 31, 2015
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$871,187			$871,187	$743,229			$743,229
Non-advertising revenues	159,749	(10,436	)(a)	149,313	137,440	(10,436	)(a)	127,004
Net revenues	$1,030,936	$(10,436)		$1,020,500	$880,669	$(10,436)		$870,233

		(10,436	)(a)			(10,436	)(a)
		7,742	(b)			5,272	(b)
Gross profit	$676,240	$(2,694)		$673,546	$545,289	$(5,164)		$540,125

		(66,086	)(b)
		(1,874	)(c)			(50,867	)(b)
		(40,194	)(d)			(3,564	) (c)
Operating expenses	$602,964	$(108,154)		$494,810	$533,067	$(54,431)		$478,636

		(10,436	)(a)
		73,828	(b)			(10,436	)(a)
		1,874	(c)			56,139	(b)
		40,194	(d)			3,564	(c)
Income from operations	$73,276	$105,460		$178,736	$12,222	$49,267		$61,489

		(10,436	)(a)
		73,828	(b)
		1,874	(c)			(10,436	)(a)
		40,194	(d)			56,139	(b)
		7,221	(e)			3,564	(c)
		(245,260	)(f)			5,332	(e)
		28,456	(g)			(11,311	)(f)
		(30,117	)(h)			(16,321	)(h)
		4,266	(i)			4,393	(i)
		13,944	(j)			(825	)(j)
Net income attributable to SINA	$225,087	$(116,030)		$109,057	$25,678	$30,535		$56,213

Diluted net income per share attributable to SINA *	$3.01			$1.44	$0.40			$0.89
Shares used in computing diluted net income per share attributable to SINA	77,511	—		77,511	60,648	—		60,648

Gross margin - advertising	67%	1%		68%	62%	1%		63%
Gross margin - non-advertising	58%	-3%		55%	60%	-3%		57%

(a)  To exclude the recognition of deferred revenue related to the license agreements granted to E-House.

(b)  To exclude stock-based compensation.

(c)  To adjust amortization of intangible assets.

(d) To exclude goodwill and acquired intangibles impairment

(e)  To exclude the Non-GAAP to GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books.

(f)  To exclude (gain) loss on sale of investments/business, (gain) loss on deemed disposal and impairment on investments, net.

(g)  To exclude the change in fair value of option liability.

(h)  To exclude Non-GAAP to GAAP reconciling items for the income attributable to non-controlling interests.

(i)  To exclude the amortization of convertible debt issuance cost.

(j)  To exclude the provision (benefit) for income tax related to item (c),(d) and (f). Other non-GAAP to GAAP reconciling items have no income tax effect.**

(k)  To adjust the number of shares for dilution resulted from convertible debt and unvested equity granted.

*	Net income (loss) attributable to SINA is adjusted for diluted shares issued by our subsidiary and equity method investments.

**

Most of the reconciliation items were recorded in entities in tax free jurisdictions hence no income tax implications. For impairment on investments, full valuation allowances were made due to as the Company does not expect they can be realized in the foreseeable future.

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ NON-GAAP TO GAAP RESULTS*

	Three months ended
	December 31, 2016			December 31, 2015			September 30, 2016
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To exclude stock-based compensation		$3,421			$1,480			$1,409
To exclude amortization of intangible assets resulting from business acquisitions		1,213			608			618
To exclude (gain)loss on disposal and impairment on investments		89			(4,752)			(12)
To exclude (gain)loss resulting from the fair value changes in investments		(1,340)			1,836			41
To exclude tax impacts related to amortization of intangible assets		(275)			(186)			(179)
Earning (Loss) from equity method investments, net	$(411)	$3,108	$2,697	$(503)	$(1,014)	$(1,517)	$5,689	$1,877	$7,566
Share of amortization of equity investments’ intangibles not on their books	(166)	166	—	(393)	393	—	(173)	173	—
Share of tax impacts related to amortization of equity investments’ intangibles not on their books	31	(31)	—	98	(98)	—	18	(18)	—
	$(546)	$3,243	$2,697	$(798)	$(719)	$(1,517)	$5,534	$2,032	$7,566

	Year ended
	December 31, 2016			December 31, 2015
			Non-GAAP			Non-GAAP
	Actual	Adjustments	Results	Actual	Adjustments	Results

To exclude stock-based compensation		$7,741			$5,876
To exclude amortization of intangible assets resulting from business acquisitions		3,209			2,344
To exclude gain on disposal and impairment on investments		(1,470)			(4,752)
To exclude (gain) loss resulting from the fair value changes in investments		(2,189)			1,163
To exclude tax impacts related to amortization of intangible assets		(821)			(483)
Earning (Loss) from equity method investments, net	$(11,015)	$6,470	$(4,545)	$1,402	$4,148	$5,550
Share of amortization of equity investments’ intangibles not on their books	(954)	954	—	(1,579)	1,579	—
Share of tax impacts related to amortization of equity investments’ intangibles not on their books	203	(203)	—	395	(395)	—
	$(11,766)	$7,221	$(4,545)	$218	$5,332	$5,550

* Earning (Loss) from equity method investments is recorded one quarter in arrears.